SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

XL CAPITAL LTD
(Name of Subject Company (Issuer))

XL CAPITAL LTD
(ISSUER)
SECURITY CAPITAL ASSURANCE LTD
(OFFEROR)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

RESTRICTED CLASS A ORDINARY SHARES, PAR VALUE $0.01 PER SHARE AND OPTIONS TO
PURCHASE CLASS A ORDINARY SHARES, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

G98255 10 5
(CUSIP Number of Class of Securities)
(Underlying Class A Ordinary Shares)

Michael A. Becker, Esq.
Cahill Gordon & Reindel llp
80 Pine Street
New York, New York 10005
(212) 701-3000

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee: Previously paid.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐          Check the box if the filing relates solely to preliminary communications made be-fore the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐         third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

AMENDMENT NO. 4 TO SCHEDULE TO-I

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 13, 2006 (as amended, the "Schedule TO") by XL Capital Ltd (“XL”) and Security Capital Assurance Ltd (“SCA”). The Schedule TO relates to an offer by XL and SCA to certain employees of SCA or its subsidiaries, excluding those persons described in the original Schedule TO, to exchange all of their outstanding eligible unvested restricted Class A Ordinary Shares of XL and eligible options to purchase Class A Ordinary Shares of XL for a LTIP Award from SCA to be granted under the SCA Plan.

Copies of the Offer to Exchange and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO and all information in the Offer to Exchange, including all schedules thereto, and Letter of Transmittal are incorporated by reference in answer to all of the items in this Schedule TO. Additional information with respect to certain items in this Schedule TO is set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Exchange dated November 13, 2006.

Item 4. Terms of the Transaction

(a)   Item 4 of the Schedule TO is hereby amended and supplemented by deleting the last paragraph and replacing it with the following:

The offer expired at 5:00 p.m., Eastern Standard Time, on Monday, December 11, 2006. Based on the final count of the depositary for the offer, 443,532 eligible options and 97,119 shares of eligible restricted stock were properly tendered for exchange and not withdrawn. SCA will grant LTIP Awards for such eligible options and such shares of eligible restricted stock pursuant to the terms of the offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2006

                                        XL CAPITAL LTD

                                        By:  /s/ Kirstin Romann Gould
                                    Name: Kirstin Romann Gould
                                                Title:   Secretary

                                        SECURITY CAPITAL ASSURANCE LTD

                                                                                                                                        By:  /s/ Kirstin Romann Gould
                                                                                                            Name: Kirstin Romann Gould
                                                                                                                                                Title:   Secretary